SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BG Medicine, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08861T107

(CUSIP Number)

Charles Carelli

Chief Financial Officer

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, MA 02142

617-868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 08861T107	Page 2 of 31

1.	Names of reporting persons NewcoGen Group LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,486,040
	8.	Shared voting power 0
	9.	Sole dispositive power 2,486,040
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,486,040
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 9.0%
14.	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 08861T107	Page 3 of 31

1.	Names of reporting persons NewcoGen Equity Investors LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 706,115
	8.	Shared voting power 0
	9.	Sole dispositive power 706,115
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 706,115
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 2.6%
14.	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 08861T107	Page 4 of 31

1.	Names of reporting persons NewcoGen-Elan LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 0.0%
14.	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 08861T107	Page 5 of 31

1.	Names of reporting persons NewcoGen-Long Reign Holding LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 98,826
	8.	Shared voting power 0
	9.	Sole dispositive power 98,826
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 98,826
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 0.4%
14.	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 08861T107	Page 6 of 31

1.	Names of reporting persons NewcoGen-PE LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 0.0%
14.	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 08861T107	Page 7 of 31

1.	Names of reporting persons ST NewcoGen LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 98,605
	8.	Shared voting power 0
	9.	Sole dispositive power 98,605
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 98,605
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 0.4%
14.	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 08861T107	Page 8 of 31

1.	Names of reporting persons AGTC Advisors Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 237,560
	8.	Shared voting power 0
	9.	Sole dispositive power 237,560
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 237,560
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 0.9%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T107	Page 9 of 31

1.	Names of reporting persons Applied Genomic Technology Capital Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,224,569
	8.	Shared voting power 0
	9.	Sole dispositive power 3,224,569
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,224,569
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 11.5%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T107	Page 10 of 31

1.	Names of reporting persons NewcoGen Group, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,851,715
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,851,715
11.	Aggregate amount beneficially owned by each reporting person 6,851,715
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 24.4%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 08861T107	Page 11 of 31

1.	Names of reporting persons AGTC Partners, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,462,129
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,462,129
11.	Aggregate amount beneficially owned by each reporting person 3,462,129
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 12.4%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T107	Page 12 of 31

1.	Names of reporting persons Flagship Ventures Management, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,851,715
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,851,715
11.	Aggregate amount beneficially owned by each reporting person 6,851,715
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 24.4%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 08861T107	Page 13 of 31

1.	Names of reporting persons Flagship Ventures Fund 2007, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,764,286
	8.	Shared voting power 0
	9.	Sole dispositive power 1,764,286
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,764,286
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 6.4%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T107	Page 14 of 31

1.	Names of reporting persons Flagship Ventures 2007 General Partner, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,764,286
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,764,286
11.	Aggregate amount beneficially owned by each reporting person 1,764,286
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 6.4%
14.	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 08861T107	Page 15 of 31

1.	Names of reporting persons Noubar B. Afeyan, Ph.D.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,205
	8.	Shared voting power 8,700,657
	9.	Sole dispositive power 4,205
	10.	Shared dispositive power 8,700,657
11.	Aggregate amount beneficially owned by each reporting person 8,704,862
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.0%
14.	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 08861T107	Page 16 of 31

1.	Names of reporting persons Edwin M. Kania, Jr.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,700,657
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,700,657
11.	Aggregate amount beneficially owned by each reporting person 8,700,657
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.0%
14.	Type of reporting person IN

CUSIP No. 08861T107	SCHEDULE 13D	Page 17 of 31

ITEM 1.	Security and Issuer.

The title and class of securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of BG Medicine, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 610 Lincoln Street North, Waltham, Massachusetts 02451. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Statement is being filed by: NewcoGen Group LLC (“NewcoGen Group”), NewcoGen Equity Investors LLC (“NewcoGen Equity”), NewcoGen-Elan LLC (“NewcoGen-Elan”), NewcoGen-Long Reign Holding LLC (“NewcoGen-Long Reign”), NewcoGen-PE LLC (“NewcoGen-PE”), ST NewcoGen LLC (“ST NewcoGen,” and together with NewcoGen Group, NewcoGen Equity, NewcoGen-Elan, NewcoGen-Long Reign and NewcoGen-PE, the “NewcoGen Funds”), AGTC Advisors Fund, L.P. (“AGTC”), Applied Genomic Technology Capital Fund, L.P. (“AGTC Fund,” and together with AGTC, the “AGTC Funds”), NewcoGen Group, Inc. (“NewcoGen Inc.”), AGTC Partners, L.P. (“AGTC Partners”), Flagship Ventures Management, Inc. (“Flagship Inc.”), Flagship Ventures Fund 2007, L.P. (“Flagship 2007”), Flagship Ventures 2007 General Partner, LLC (“Flagship GP”), Noubar B. Afeyan, PhD and Edwin M. Kania, Jr. The individuals and entities referenced in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

NewcoGen Inc. is the manager of each of the NewcoGen Funds and the general partner of AGTC Partners, which is the general partner of each of the AGTC Funds. NewcoGen Inc. is a wholly-owned subsidiary of Flagship Inc. Flagship GP is the general partner of Flagship 2007. Dr. Afeyan and Mr. Kania are directors of Flagship Inc. and managers of Flagship GP, and may be deemed to beneficially own all securities held by the NewcoGen Funds, the AGTC Funds and Flagship 2007.

Dr. Afeyan and Mr. Kania are also managing members of OneLiberty Partners 2000, LLC (“OneLiberty Partners”), which is the general partner of each of OneLiberty Advisors Fund 2000 L.P. (“OneLiberty Advisors”) and OneLiberty Ventures 2000 L.P. (“OneLiberty Ventures,” and together with OneLiberty Advisors, the “OneLiberty Funds”). The OneLiberty Funds and OneLiberty Partners also beneficially own securities of the Issuer as disclosed in Item 5 of this Statement. Dr. Afeyan and Mr. Kania may be deemed to beneficially own all securities held by the OneLiberty Funds. The OneLiberty Funds, OneLiberty Partners and the Reporting Persons, all of which are deemed to beneficially own securities of the Issuer that are the subject of this Statement, are referred to collectively herein as the “Flagship Entities.”

(b) and (c) The address of the principal business office of each of the Reporting Persons is c/o Flagship Ventures, One Memorial Drive, 7th Floor, Cambridge, MA 02142. Flagship Ventures is a venture capital firm focused on creating, financing and building innovative companies. Founded in 2000, Flagship Ventures manages over $900 million in early-stage funds and operates from its offices at Kendall Square in Cambridge, MA. With an active portfolio of over 40 companies, the firm’s strategy is to balance its investments across three principal business sectors: Therapeutics, Life Science Tools & Diagnostics, and BioEnergy/Cleantech. Dr. Afeyan and Mr. Kania are co-founders of Flagship Ventures.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(a), (b) or (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Other than Dr. Afeyan and Mr. Kania, each of the Reporting Persons is a Delaware entity. Dr. Afeyan and Mr. Kania are each citizens of the United States.

CUSIP No. 08861T107	SCHEDULE 13D	Page 18 of 31

ITEM 3.	Source and Amount of Funds or Other Consideration.

Since the Issuer’s inception in 2000, the Flagship Entities have invested in the Issuer by purchasing Common Stock, preferred stock, convertible notes and warrants. The sources of funds used by the Flagship Entities to purchase the Issuer’s securities have been capital contributions from their respective investors.

On February 3, 2011, the Issuer’s Registration Statement on Form S-1 (File No. 333-164574) filed with the Securities and Exchange Commission in connection with its initial public offering of shares of Common Stock was declared effective. The closing of the initial public offering took place on February 9, 2011, and at the closing, all of the shares of the Issuer’s preferred stock held by the Flagship Entities converted into shares of Common Stock. Upon the automatic conversion of the preferred stock, NewcoGen Equity received 410,903 shares of Common Stock, NewcoGen-Elan received 223,746 shares of Common Stock, NewcoGen-Long Reign received 59,522 shares of Common Stock, NewcoGen-PE received 241,407 shares of Common Stock, ST NewcoGen received 59,386 shares of Common Stock, AGTC received 125,725 shares of Common Stock, AGTC Fund received 2,079,975 shares of Common Stock, OneLiberty Advisors received 4,232 shares of Common Stock and OneLiberty Ventures received 80,424 shares of Common Stock.

Also at the closing of the Issuer’s initial public offering, the outstanding principal and accrued but unpaid interest on the convertible notes purchased by certain of the Flagship Entities during the period beginning March 30, 2010 and ending on November 4, 2010, automatically converted into shares of Common Stock at the initial public offering price of $7.00 per share. Upon the automatic conversion of the notes, NewcoGen Group received 112,077 shares of Common Stock, NewcoGen Equity received 79,942 shares of Common Stock, NewcoGen-Elan received 42,140 shares of Common Stock, NewcoGen-Long Reign received 11,344 shares of Common Stock, NewcoGen-PE received 45,940 shares of Common Stock, ST NewcoGen received 11,312 shares of Common Stock, AGTC received 3 shares of Common Stock and AGTC Fund received 43 shares of Common Stock.

Certain of the Flagship Entities also purchased shares of Common Stock in the initial public offering at the initial public offering price of $7.00 per share, resulting in the following additional acquisitions of shares of Common Stock: NewcoGen Group purchased 42,858 shares of Common Stock; NewcoGen Equity purchased 35,715 shares of Common Stock; NewcoGen-Elan purchased 10,714 shares of Common Stock; NewcoGen-Long Reign purchased 21,428 shares of Common Stock; NewcoGen-PE purchased 10,714 shares of Common Stock; ST NewcoGen purchased 21,428 shares of Common Stock; AGTC purchased 14,285 shares of Common Stock; AGTC Fund purchased 271,429 shares of Common Stock and Flagship 2007 purchased 714,286 shares of Common Stock.

Separate and apart from the automatic conversion of preferred stock into Common Stock upon the closing of the initial public offering, the automatic conversion of the outstanding principal and accrued but unpaid interest on the convertible notes into Common Stock upon the closing of the initial public offering, the new purchases of Common Stock by certain of the Flagship Entities in the initial public offering and prior to the Issuer registering its shares of Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, NewcoGen Group owned 2,029,865 shares of Common Stock.

On September 19, 2011, NewcoGen-PE made an in-kind distribution of 193,133 shares of Common Stock for no consideration to its sole member. On May 21, 2012, NewcoGen-PE exercised all of its warrants to purchase an aggregate of 26,080 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 141 shares of Common Stock as payment of the exercise price and NewcoGen-PE was issued 25,939 shares of Common Stock. On May 23, 2012, NewcoGen-PE made an in-kind distribution of its 130,867 shares of Common Stock for no consideration to its sole member, and since then NewcoGen-PE has held no securities of the Issuer.

On August 20, 2012, NewcoGen-Elan exercised all of its warrants to purchase an aggregate of 21,619 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 82 shares of Common Stock as payment of the exercise price and NewcoGen-Elan was issued 21,537 shares of Common Stock. On August 21, 2012, NewcoGen-Elan made an in-kind distribution of its 298,137 shares of Common Stock for no consideration to its sole member, and since then NewcoGen-Elan has held no securities of the Issuer.

On January 30, 2013, the Issuer completed an underwritten public offering in which certain of the Flagship Entities purchased shares of Common Stock at a price of $2.00 per share as follows: NewcoGen Group purchased 250,000 shares of Common Stock; NewcoGen Equity purchased 125,000 shares of Common Stock; AGTC purchased 75,000 shares of Common Stock; AGTC Fund purchased 500,000 shares of Common Stock and Flagship 2007 purchased 1,050,000 shares of Common Stock.

CUSIP No. 08861T107	SCHEDULE 13D	Page 19 of 31

As of February 15, 2013, the Flagship Entities also beneficially owned warrants to purchase shares of Common Stock exercisable within 60 days thereof as follows: NewcoGen Group owned warrants exercisable for 51,240 shares of Common Stock; NewcoGen Equity owned warrants exercisable for 54,555 shares of Common Stock; NewcoGen-Long Reign owned warrants exercisable for 6,532 shares of Common Stock; ST NewcoGen owned warrants exercisable for 6,479 shares of Common Stock; AGTC owned warrants exercisable for 22,547 shares of Common Stock and AGTC Fund owned warrants exercisable for 373,122 shares of Common Stock.

In addition, as of February 15, 2013, Noubar Afeyan holds (1) an option to purchase 4,205 shares of Common Stock, which was granted on February 27, 2012 and became fully vested on July 1, 2012, and (2) an option to purchase 4,205 shares of Common Stock, which was granted on June 11, 2012 and will vest as to one hundred percent of the shares on June 11, 2013. These options to purchase Common Stock were granted to Dr. Afeyan pursuant to the Issuer’s Non-Employee Director Compensation Policy for service as a director of the Issuer during 2011 and 2012, respectively.

ITEM 4.	Purpose of Transaction.

The Flagship Entities acquired the Issuer’s securities for investment purposes. Noubar B. Afeyan, Ph.D. is a member of the Issuer’s Board of Directors, a director of Flagship Inc., a managing member of OneLiberty Partners and a manager of Flagship GP. Therefore, Dr. Afeyan may be deemed to beneficially own all securities held by the NewcoGen Funds, AGTC Funds, OneLiberty Funds and Flagship 2007. In addition, as described in Item 3 of this Statement, Dr. Afeyan was granted options to purchase Common Stock pursuant to the Issuer’s Non-Employee Director Compensation Policy for service as a director of the Issuer during 2011 and 2012.

Subject to applicable legal requirements, one or more of the Flagship Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Flagship Entities’ ownership of the Issuer’s securities, other opportunities available to the Flagship Entities and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Flagship Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the Flagship Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described in this Item 4 or consistent with the rights of the Flagship Entities set forth in the Investor Rights Agreement, as defined in Item 6 of this Statement, none of the Flagship Entities has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or (j) any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person named in Item 2 of this Statement. The percentage is based on an aggregate of 27,573,372 shares of Common Stock outstanding as of January 31, 2013, based on information provided by the Issuer. The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3 promulgated under the Act, and includes warrants and options exercisable within 60 days of February 15, 2013.

CUSIP No. 08861T107	SCHEDULE 13D	Page 20 of 31

Reporting Person	Shares of Common Stock		Shares of Common Stock Underlying Warrants Beneficially Owned and Exercisable within 60 Days	Shares of Common Stock Underlying Options Beneficially Owned and Exercisable within 60 Days	Number of Shares Beneficially Owned		Percentage Beneficially Owned
NewcoGen Group LLC	2,434,800		51,240	0	2,486,040		9.0%
NewcoGen Equity Investors LLC	651,560		54,555	0	706,115		2.6%
NewcoGen-Elan LLC	0		0	0	0		0.0%
NewcoGen-Long Reign Holding LLC	92,294		6,532	0	98,826		0.4%
NewcoGen-PE LLC	0		0	0	0		0.0%
ST NewcoGen LLC	92,126		6,479	0	98,605		0.4%
AGTC Advisors Fund, L.P.	215,013		22,547	0	237,560		0.9%
Applied Genomic Technology Capital Fund, L.P.	2,851,447		373,122	0	3,224,569		11.5%
NewcoGen Group, Inc.	6,337,240		514,475	0	6,851,715		24.4%
AGTC Partners, L.P.	3,066,460		395,669	0	3,462,129		12.4%
Flagship Ventures Management, Inc.	6,337,240		514,475	0	6,851,715		24.4%
Flagship Ventures Fund 2007, L.P.	1,764,286		0	0	1,764,286		6.4%
Flagship Ventures 2007 General Partner, LLC	1,764,286		0	0	1,764,286		6.4%
Noubar B. Afeyan, PhD	8,186,182	(1)	514,475	4,205	8,704,862	(1)	31.0	%(1)
Edwin M. Kania, Jr.	8,186,182	(1)	514,475	0	8,700,657	(1)	31.0	%(1)

(1)	In addition to beneficially owning the securities held by all other Reporting Persons in this Statement, these amounts include 4,232 shares of Common Stock held by OneLiberty Advisors and 80,424 shares of Common Stock held by OneLiberty Ventures. See Item 2 of this Statement for a description of how these holdings are attributable to Dr. Afeyan and Mr. Kania.

As the manager of each of the NewcoGen Funds, NewcoGen Inc. may be deemed to have beneficial ownership of the securities held by the NewcoGen Funds. Additionally, NewcoGen Inc. may be deemed to have beneficial ownership of the securities held by the AGTC Funds, as the general partner of AGTC Partners which is the general partner of each of the AGTC Funds. As general partner of the AGTC Funds, AGTC Partners may also be deemed to have beneficial ownership of the securities held by the AGTC Funds. NewcoGen Inc. is a wholly-owned subsidiary of Flagship Inc. Consequently, Flagship Inc. may also be deemed to have beneficial ownership of the securities of which NewcoGen Inc. may be deemed to have beneficial ownership, including securities held by the NewcoGen Funds and AGTC Funds. As the directors of Flagship Inc., Dr. Afeyan and Mr. Kania may be deemed to have beneficial ownership with respect to all securities held by the NewcoGen Funds and the AGTC Funds. As general partner of Flagship 2007, Flagship GP may be deemed to have beneficial ownership of the securities held by Flagship 2007. In addition, as managing members of OneLiberty Partners which is the general partner of each of the OneLiberty Funds and as managers of Flagship GP which is the general partner of Flagship 2007, Dr. Afeyan and Mr. Kania may be deemed to have beneficial ownership of the securities held by the OneLiberty Funds and Flagship 2007.

Each of the Reporting Persons expressly disclaims beneficial ownership of the securities of the Issuer owned by all other Reporting Persons except to the extent of its or his pecuniary interest therein.

CUSIP No. 08861T107	SCHEDULE 13D	Page 21 of 31

(b) NewcoGen Group has sole voting and dispositive control over 2,486,040 shares of Common Stock beneficially owned; NewcoGen Equity has sole voting and dispositive control over 706,115 shares of Common Stock beneficially owned; NewcoGen-Elan has sole voting and dispositive control over 0 shares of Common Stock beneficially owned; NewcoGen-Long Reign has sole voting and dispositive control over 98,826 shares of Common Stock beneficially owned; NewcoGen-PE has sole voting and dispositive control over 0 shares of Common Stock beneficially owned; and ST NewcoGen has sole voting and dispositive control over 98,605 shares of Common Stock beneficially owned; except that, in each case, NewcoGen Inc., the manager of each of the NewcoGen Funds, Flagship Inc., of which NewcoGen Inc. is a wholly-owned subsidiary, and Dr. Afeyan and Mr. Kania, who are directors of Flagship Inc., may be deemed to share the right to direct the voting and dispositive control over such securities.

AGTC has sole voting and dispositive control over 237,560 shares of Common Stock beneficially owned and AGTC Fund has sole voting and dispositive control over 3,224,569 shares of Common Stock beneficially owned; except that, in each case, AGTC Partners, the general partner of each of the AGTC Funds, NewcoGen Inc., the general partner of AGTC Partners, Flagship Inc., of which NewcoGen Inc. is a wholly-owned subsidiary, and Dr. Afeyan and Mr. Kania, who are directors of Flagship Inc., may be deemed to share the right to direct the voting and dispositive control over such securities.

Flagship 2007 has sole voting and dispositive control over 1,764,286 shares of Common Stock beneficially owned, except that Flagship GP, the general partner of Flagship 2007, and Dr. Afeyan and Mr. Kania, who are managers of Flagship GP, may be deemed to share the right to direct the voting and dispositive control over such securities.

In addition, as managing members of OneLiberty Partners, which is the general partner of each of the OneLiberty Funds, Dr. Afeyan and Mr. Kania share voting and dispositive control over the 4,232 shares of Common Stock beneficially owned by OneLiberty Advisors and 80,424 shares of Common Stock beneficially owned by OneLiberty Ventures.

Furthermore, Dr. Afeyan has sole voting and dispositive control over 4,205 shares of common stock issuable upon the exercise of options exercisable within 60 days of February 15, 2013.

(c) Except for the acquisitions described in Item 3 of this Statement, which are reflected in Item 5(a) and (b) hereof, none of the Reporting Persons has effected any transaction in shares of Common Stock within the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) As described in Item 3 of this Statement, on May 23, 2012 and August 21, 2012, NewcoGen-PE and NewcoGen-Elan, respectively, ceased to be the beneficial owner of any securities of the Issuer.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Fourth Amended and Restated Investor Rights Agreement

The Flagship Entities and certain other stockholders of the Issuer have entered into the Fourth Amended and Restated Investor Rights Agreement, dated as of July 10, 2008, (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights, or the registrable securities, can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of Common Stock included in any such registration under certain circumstances. The Issuer is generally required to pay all expenses incurred in connection with registrations effected in connection with the registration rights under the Investor Rights Agreement, excluding underwriting discounts and commissions. The registration rights described below do not apply to shares of Common Stock that are eligible to be sold by persons who are not affiliates of the Issuer (as defined in Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”)), and have not been affiliates of the Issuer during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act.

Demand Rights. At any time following the first six months after the Issuer’s initial public offering, any holder or holders who collectively hold registrable securities representing at least 40% of the registrable securities then outstanding shall have the right, exercisable by written notice, to have the Issuer prepare and file a registration statement under the Securities Act covering the registrable securities that are the subject of such request; provided, that the Issuer is not obligated to prepare and file a registration statement if neither Form S-3 nor another short form registration statement is available to the Issuer, unless the registrable securities that are the subject of such request have an expected aggregate offering price to the

CUSIP No. 08861T107	SCHEDULE 13D	Page 22 of 31

public of at least $1,000,000. Subject to the foregoing, the holders shall be permitted one demand registration. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of Common Stock included in any such registration, and the Issuer may postpone or suspend the filing or effectiveness of such registration.

Piggyback Rights. If at any time following the Issuer’s initial public offering, the Issuer proposes to register Common Stock under the Securities Act, other than in a registration statement relating solely to sales of securities to participants in a dividend reinvestment plan, or Form S-4 or S-8 or any successor form or in connection with an acquisition or exchange offer or an offering of securities solely to the Issuer’s existing stockholders or employees, the Issuer is required to (i) give prompt written notice to all holders of registrable securities of its intention to effect such a registration and (ii) include in such registration all registrable securities which are permitted under applicable securities laws to be included in the form of registration statement the Issuer selects and with respect to which the Issuer has received written requests for inclusion therein within 30 days after the receipt of the Issuer’s notice; provided, however, that the Issuer is not obligated to include securities of a holder that are eligible for resale into the public market by persons who are not affiliates of the Issuer (as defined in Rule 144 of the Securities Act), and have not been affiliates of the Issuer during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act. The Issuer has the right to postpone or withdraw any such registration without obligation to any stockholder. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of Common Stock included in any such registration.

Indemnification. The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer and each selling stockholder is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement due to information provided by such stockholder provided that such information was not changed or altered by the Issuer.

Lock-up Agreement

Noubar Afeyan, together with the Issuer’s other directors and its executive officers, entered into lock-up agreements in connection with the Issuer’s public offering of shares of Common Stock in January 2013. Each party that signed a lock-up agreement agreed, subject to certain limited exceptions, for a period from January 25, 2013 through and including the 90th day after January 25, 2013, not to, directly or indirectly, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce any intention to otherwise dispose of, any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock, including any shares of Common Stock or any such securities which may be deemed to be beneficially owned by the party to the lock-up agreement in accordance with the rules promulgated under the Securities Act (“Beneficially Owned Shares”); enter into any swap, hedge, or other agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of any Beneficially Owned Shares, shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock; or engage in any short selling of any Beneficially Owned Shares, shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock. Because Issuer securities held by the Flagship Entities are beneficially owned by Dr. Afeyan, all Issuer securities held by the Flagship Entities are subject to the lock-up restrictions.

The lock-up restrictions do not apply to certain transfers as bona fide gifts; to a trust for the direct or indirect benefit of the party to the lock-up agreement or their immediate family; by operation of law, by will or by intestate succession; or as distributions to members, partners or stockholders of the party to the lock-up agreement; provided that the recipient agrees to be bound by the lock-up restrictions. Lazard Capital Markets LLC may agree, at any time or from time to time and without notice, to release for sale in the public market all or any portion of the securities subject to these lock-up restrictions.

The 90-day restricted period will be automatically extended if (i) during the last 17 days of the 90-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (ii) prior to the expiration of the 90-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Non-Employee Director Compensation Policy

Noubar Afeyan is entitled to certain compensation for service as a director of the Issuer under the Issuer’s Non-Employee Director Compensation Policy, which became effective on February 9, 2011. Under the policy, upon initial election or appointment to the Board of Directors, new non-employee directors receive a non-qualified stock option to purchase 8,410 shares of our common stock at an exercise price equal to the fair market value on the date of grant that vests

CUSIP No. 08861T107	SCHEDULE 13D	Page 23 of 31

one year from the date of grant. Each year of a non-employee director’s tenure, the director will receive a non-qualified stock option to purchase 4,205 shares of our common stock at an exercise price equal to the fair market value on the date of grant that vests one year from the date of grant. The options become fully vested and exercisable upon a change of control.

As of February 15, 2013, Noubar Afeyan holds (1) an option to purchase 4,205 shares of Common Stock, which was granted on February 27, 2012 and became fully vested on July 1, 2012, and (2) an option to purchase 4,205 shares of Common Stock, which was granted on June 11, 2012 and will vest as to one hundred percent of the shares on June 11, 2013. These options to purchase Common Stock were granted to Dr. Afeyan pursuant to the Issuer’s Non-Employee Director Compensation Policy for service as a director of the Issuer during 2011 and 2012, respectively. The terms of these options are set forth in the Issuer’s standard form of stock option agreement under the 2010 Employee, Director and Consultant Stock Plan.

In addition, each non-employee director is entitled to cash compensation under the Non-Employee Director Compensation Policy for service as a director, chairperson, committee member and committee chairperson, as applicable. Each director is also eligible to receive full reimbursement of reasonable out-of-pocket expenses incurred for his attendance at the Issuer’s board meetings.

The foregoing description of the terms of the Investor Rights Agreement, Lock-up Agreement, Non-Employee Director Compensation Policy and form of stock option agreement under the 2010 Employee, Director and Consultant Stock Plan is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement, Lock-up Agreement, Non-Employee Director Compensation Policy and form of stock option agreement under the 2010 Employee, Director and Consultant Stock Plan, which are filed as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, to this Statement and incorporated by reference herein.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Fourth Amended and Restated Investor Rights Agreement, by and among the Issuer and the other persons and entities party thereto, dated July 10, 2008 (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-164574), filed with the Securities and Exchange Commission on January 29, 2010).

Exhibit 3:	Lock-up Agreement, dated January 24, 2013, by and between Lazard Capital Markets LLC and the parties thereto.

Exhibit 4:	Non-Employee Director Compensation Policy (Incorporated by reference to Exhibit 10.36 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 001-33827), filed with the Securities and Exchange Commission on March 30, 2012).

Exhibit 5:	Form of Stock Option Agreement under the 2010 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.26 of Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-164574), filed with the Securities and Exchange Commission on August 31, 2010).

CUSIP No. 08861T107	SCHEDULE 13D	Page 24 of 31

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 26th day of February, 2013.

NEWCOGEN GROUP LLC;
NEWCOGEN EQUITY INVESTORS LLC;
NEWCOGEN-PE LLC;
NEWCOGEN-ELAN LLC;
ST NEWCOGEN LLC;
NEWCOGEN-LONG REIGN HOLDING LLC

Each by its Manager NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.;
AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P.
By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

CUSIP No. 08861T107	SCHEDULE 13D	Page 25 of 31

AGTC PARTNERS, L.P.
By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

NEWCOGEN GROUP, INC.

By:	*
Noubar B. Afeyan, PhD
President

FLAGSHIP VENTURES MANAGEMENT, INC.

By:	*
Noubar B. Afeyan, PhD
President

CUSIP No. 08861T107	SCHEDULE 13D	Page 26 of 31

FLAGSHIP VENTURES FUND 2007, L.P. By its General Partner, Flagship Ventures 2007 General Partner, LLC

By:	*
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER, LLC

By:	*
Noubar B. Afeyan, PhD
Manager

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

*
Noubar B. Afeyan, PhD

*	The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan, PhD
Noubar B. Afeyan, PhD

CUSIP No. 08861T107	SCHEDULE 13D	Page 27 of 31

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 26, 2013

NEWCOGEN GROUP LLC;
NEWCOGEN EQUITY INVESTORS LLC;
NEWCOGEN-PE LLC;
NEWCOGEN-ELAN LLC;
ST NEWCOGEN LLC;
NEWCOGEN-LONG REIGN HOLDING LLC

Each by its Manager NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.;
AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P.
By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

CUSIP No. 08861T107	SCHEDULE 13D	Page 28 of 31

AGTC PARTNERS, L.P.
By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

NEWCOGEN GROUP, INC.

By:	*
Noubar B. Afeyan, PhD
President

CUSIP No. 08861T107	SCHEDULE 13D	Page 29 of 31

FLAGSHIP VENTURES MANAGEMENT, INC.

By:	*
Noubar B. Afeyan, PhD
President

FLAGSHIP VENTURES FUND 2007, L.P. By its General Partner, Flagship Ventures 2007 General Partner, LLC

By:	*
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER, LLC

By:	*
Noubar B. Afeyan, PhD
Manager

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

*
Noubar B. Afeyan, PhD

*	The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan, PhD
Noubar B. Afeyan, PhD

.

CUSIP No. 08861T107	SCHEDULE 13D	Page 30 of 31

Exhibit 3

Lock-Up Agreement

January 24, 2013

LAZARD CAPITAL MARKETS LLC

30 Rockefeller Plaza

New York, New York 10020

Re:	BG Medicine, Inc. - Offering of Common Stock

Dear Sirs:

In order to induce Lazard Capital Markets LLC (“Lazard”) to enter into that certain underwriting agreement (“Underwriting Agreement”) with BG Medicine, Inc., a Delaware corporation (the “Company”) with respect to the public offering (the “Offering”) of shares of the Company’s Common Stock, par value $0.001 per share (“Common Stock”), the undersigned hereby agrees that for a period of ninety (90) days following the date of the final prospectus supplement filed by the Company with the Securities and Exchange Commission in connection with the Offering (the “Lock-up Period”), the undersigned will not, without the prior written consent of Lazard, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, shares of Common Stock or any such securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933, as the same may be amended or supplemented from time to time (such shares or securities, the “Beneficially Owned Shares”)), (ii) enter into any swap, hedge or other agreement or arrangement that transfers in whole or in part, the economic risk of ownership of any Beneficially Owned Shares, Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, or (iii) engage in any short selling of any Beneficially Owned Shares, Common Stock or securities convertible into or exercisable or exchangeable for Common Stock.

If (i) the Company issues an earnings release or material news or a material event relating to the Company occurs during the last seventeen (17) days of the Lock-up Period, or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-up Period, the restrictions imposed by this Agreement shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Notwithstanding the foregoing, the undersigned may transfer the undersigned’s Beneficially Owned Shares (i) as bona fide gifts; (ii) to a trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned; (iii) by operation of law, by will or by intestate succession; or (iv) as distributions to members, partners or stockholders of the undersigned; provided that in the case of any transfers or distributions pursuant to clauses (i) through (iv) of this paragraph, each donee, pledgee, distributee or transferee shall sign and deliver a lock-up agreement substantially in the form of this lock-up agreement. For purposes of this Agreement, the term “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Further, nothing contained herein shall prevent the undersigned from exercising any stock option or warrant granted to the undersigned, provided that no sale of the undersigned’s shares shall occur until the expiration of the Lock-Up Period.

Anything contained herein to the contrary notwithstanding, any person to whom shares of Common Stock, securities convertible into or exercisable or exchangeable for Common Stock or Beneficially Owned Shares are transferred from the undersigned shall be bound by the terms of this Agreement.

In addition, the undersigned hereby waives, from the date hereof until the expiration of the Lock-up Period, any and all rights, if any, to request or demand registration pursuant to the Securities Act of 1933, as amended, of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock that are registered in the name of the undersigned or that are Beneficially Owned Shares. In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop -transfer orders with the transfer agent of the Common Stock with respect to any shares of Common Stock, securities convertible into or exercisable or exchangeable for Common Stock or Beneficially Owned Shares.

CUSIP No. 08861T107	SCHEDULE 13D	Page 31 of 31

It is understood that, if the Company notifies Lazard that it does not intend to proceed with the Offering or if the Offering is not consummated by March 31, 2013, this Lock-Up Agreement shall terminate and the undersigned will be released from the undersigned’s obligations hereunder.

[Signatory]

By:
Name:
Title: